EXHIBIT (a)(6)
AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
P.O. Box 238
Lyndhurst, NJ 07071
(800) 467-0821
April 27, 2007
Dear Limited Partner:
     We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Shelter Properties II for $550.00 per unit in cash. The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).
     We have increased our offer price to $600.00 per unit in cash and have issued a press release announcing the increase in our offer price. The increased price will be paid for all units accepted for payment pursuant to the Offer, whether or not the units were tendered prior to the increase. If you have already tendered your units, you need not do anything at this time to receive the higher offer price.
     We have also extended our Offer until midnight, New York City time, on May 30, 2007, and have issued a press release announcing the extension. Our Offer was previously scheduled to expire at midnight, New York City time, on April 27, 2007.
     If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.
     If you have any questions, please contact our information agent, The Altman Group, Inc., toll free, at (800) 467-0821.

Sincerely, AIMCO Properties, L.P.